Moody National REIT II, Inc. NT 10-Q

Exhibit 99.1

August 15, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

This letter is provided pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, and in satisfaction of Item (c) of Part II of Form 12b-25.

We are the independent auditors of Moody National REIT II, Inc. (the “Company”). The Company has stated in Part III of its filing on Form 12b-25 that it was unable to timely file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Quarterly Report”) because we require additional time to complete our review of the Company’s interim financial statements to be included in the Quarterly Report.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree that we need additional time to complete our review.

/s/ Frazier & Deeter, LLC

Nashville, Tennessee